                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: December 31, 1996                            +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |   1-10432    |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               | 770491 10 8  |
For the Transition Period Ended:                               +--------------+
                                 ---------------------------

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
                      ROBERTS PHARMACEUTICAL CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant
                      NOT APPLICABLE
--------------------------------------------------------------------------------
Form Name if Applicable
                      MERIDIAN CENTER II, 4 INDUSTRIAL WAY WEST
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                      EATONTOWN, NEW JERSEY 07724
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

           PLEASE SEE EXHIBIT A ATTACHED HERETO.

                                               (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
          PETER M. ROGALIN               (908)                389-1182
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     PLEASE SEE EXHIBIT A ATTACHED HERETO.

================================================================================

                      ROBERTS PHARMACEUTICAL CORPORATION
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       MARCH 31, 1997               By /s/    PETER M. ROGALIN
    ------------------------------        --------------------------------------
                                          PETER M. ROGALIN, VICE PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                 EXHIBIT INDEX
                                 -------------


     EXHIBIT                            DESCRIPTION
     -------                            -----------

        A                               Part III - Narrative

                                        Part IV - Other Information

                                   EXHIBIT A
                                   ---------


PART III - NARRATIVE
--------------------

     Roberts Pharmaceutical Corporation (the "Registrant") is unable to file its Annual Report on Form 10-K ("Form 10-K") for the fiscal year ended December 31, 1996 within the prescribed time period and has filed this Form 12b-25 inasmuch as the Registrant requires additional time in order to determine the effect a position recently articulated by the Securities and Exchange Commission with respect to convertible preferred stock will have on the Registrant's consolidated financial statements which are included as part of the Registrant's Form 10-K.

PART IV - OTHER INFORMATION
---------------------------

     For the fiscal year ended December 31, 1996, the Registrant shall report a net loss of ($33.7) million compared to a net loss of ($24.3) million for fiscal 1995. For fiscal 1996, the Registrant shall report revenues of $98.1 million, a decrease of $15.3 million from $113.4 million in revenue reported for fiscal 1995. This decrease is the result of the divestiture of certain products during the year, a decline in the sale of certain products due, in part, to a shift in promotional activities, temporarily unfilled positions in the sales force and increased generic competition. For fiscal 1996, the Registrant shall report an operating loss of ($50.2) million compared to operating income of $6.9 million for fiscal 1995, which, in addition to the decrease in product sales, can be attributed to (i) marketing and administrative expenses increasing by $9.6 million in fiscal 1996 primarily as a result of increased promotional activities for some of the Registrant's new products including PROAMATINE, the first drug developed by the Registrant which has been approved by the United States Food and Drug Administration, (ii) a one time, non-cash write-off in connection with the sale by the Registrant of the majority of its nonprescription products and certain prescription products, and (iii) the recording of an impairment loss with respect to certain long-lived intangible assets. For fiscal 1996, the Registrant shall report a net loss from continuing operations of ($34.2) million as compared to net income of $2.7 million for fiscal 1995. The Registrant shall report income from discontinued operations of $556,000 for fiscal 1996 versus a loss of ($27) million for fiscal 1995.